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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-50709~~ 8-67727

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC Mail Processing Section
MAR 01 2010
Washington, DC
110

REPORT FOR THE PERIOD BEGINNING 01/01/09 AND ENDING 12/31/09

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

REALTY CAPITAL SECURITIES, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 COPLEY PLACE

(No. And Street)

BOSTON	**MASSACHUSETTS**	**02116**
(City)	(state)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN S BLOCK **617-350-9500**

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP

(Name - if individual, state *last, first, middle name)*

53 STATE STREET, 38TH FLOOR	**BOSTON**	**MA**	**02109**
(Address)	(City)	(state)	Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement* of facts *and circumstances relied on as the basis for the exemption. See section 40-17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

State of New York
County of New York
06 February 2010

OATH OR AFFIRMATION

I BRIAN S BLOCK swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of REALTY CAPITAL SECURITIES, LLC as of DECEMBER 31, 2009 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Member & CFO

Title

Notary Public

Eve LaMonica
Notary Public, State of New York
No. 01LA6164026
Qualified in New York County
Term Expires April 9, 2011

This report contains (check all applicable boxes):**

- **[X] (a) Facing page**
- **[X] (b) Statement of Financial Condition.**
- **[X] (c) Statement of Income (Loss).**
- **[X] (d) Statement of Cash Flows**
- **[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.**
- **[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.**
- **[X] (g)Computation of Net Capital.**
- **[X] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.**
- **[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.**
- **[ ] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.**
- **[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.**
- **[X] (l) An Oath or Affirmation.**
- **[X] (m)A copy of the SIPC Supplemental Report.**
- **[ ] (n)A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.**
- **[ ] (o) Independent auditor's report on internal accounting control.**

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

REALTY CAPITAL SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF
AMERICAN REALTY CAPITAL II, LLC)

INDEPENDENT ACCOUNTANTS' REPORT ON
APPLYING AGREED-UPON PROCEDURES RELATED
TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

UHY LLP
Certified Public Accountants

53 State Street
Boston, MA 02109

Phone 617-742-7733
Fax 617-742-3528
Web www.uhy-us.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members
Realty Capital Securities, LLC
(A Wholly-Owned Subsidiary of American Realty Capital II, LLC)
Boston, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC)] for the period from April 1, 2009 to December 31, 2009, which were agreed to by Realty Capital Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Realty Capital Securities, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Realty Capital Securities, LLC management is responsible for Realty Capital Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the audited Form X-17A-5 for the period ended December 31, 2009, as applicable, with the Form SIPC-7T for the period ended December 31, 2009, noting no differences in the amounts reported on such forms except amounts reported on Form SIPC-7T are for the period from April 1, 2009 through December 31, 2009 and not for the entire year ended December 31, 2009 as reported in Form X-17A-5;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Noted there was no overpayment to be applied to the current assessment when compared with Form SIPC-7T on which it was originally computed.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Boston, Massachusetts
February 26, 2010

REALTY CAPITAL SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF AMERICAN REALTY CAPITAL II, LLC)
SCHEDULE OF ASSESSMENT PAYMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2009

	Date Paid	Amount	
General assessment			$ 15,206
Less: payments made:			
	1/16/09	$ 150	
	7/29/09	6,713	
		6,863	6,863
Interest on late payment(s)			-
Total assessment balance and interest due			$ 8,343
Payment made with Form SIPC 7T			$ 8,343

See Independent Accountants' Report.

REALTY CAPITAL SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF AMERICAN REALTY CAPITAL II, LLC)
DETERMINATION OF SIPC NET OPERATING REVENUES
FOR THE NINE MONTHS ENDED DECEMBER 31, 2009

Total revenue		$ 26,674,554
Additions		-
Deductions:		
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security future products		-
Revenues from commodity transactions		-
Commissions, floor brokerage and clearance paid to other SIPC members in in connection with securities transactions		19,429,702
Reimbursements for postage in connection with proxy solicitation		-
Net gain from securities in investment accounts		-
100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date		-
Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business		-
Other revenue not related either directly or indirectly to the securities business		1,162,539
Greater of:		
Total interest and dividend expense but not in excess of total interest and dividend income	-	
Forty percent of interest earned on customers securities accounts	-	-
Total deductions		20,592,241
SIPC net operating revenues		$ 6,082,313
General assessment @ .0025		$ 15,206

See Independent Accountants' Report.

REALTY CAPITAL SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF AMERICAN REALTY CAPITAL II, LLC)

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2009

REALTY CAPITAL SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF AMERICAN REALTY CAPITAL II, LLC)

FOR THE YEAR ENDED DECEMBER 31, 2009

TABLE OF CONTENTS

UHY LLP
Certified Public Accountants

53 State Street
Boston, MA 02109

Phone 617-742-7733
Fax 617-742-3528
Web www.uhy-us.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Realty Capital Securities, LLC
(A Wholly-Owned Subsidiary of American Realty Capital II, LLC)
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Realty Capital Securities, LLC (the "Company") as of December 31, 2009 and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting, including those control activities for safeguarding securities, as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Realty Capital Securities, LLC as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying index are presented for the purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY LLP

Boston, Massachusetts
February 26, 2010

REALTY CAPITAL SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF AMERICAN REALTY CAPITAL II, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

	2009
Assets	
Cash and cash equivalents	$ 1,730,464
Receivables	
Commissions	294,558
Reimbursed expenses	484,466
Due from parent	2,197,293
Prepaid expenses	277,118
Loans receivable	60,000
Investments	45,000
Total assets	$ 5,088,899
Liabilities and Members' Equity	
Liabilities:	
Accounts payable	$ 51,172
Accrued expenses	258,927
Payables to broker-dealers and clearing organizations	914,190
Commissions payable	538,995
Total liabilities	1,763,284
Members' equity	3,325,615
Total liabilities and members' equity	$ 5,088,899

The accompanying notes are an integral part of these financial statements.

REALTY CAPITAL SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF AMERICAN REALTY CAPITAL II, LLC)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

	2009
Revenues:	
Commissions	$ 18,562,622
Dealer manager fees	8,492,168
Reimbursed expenses	916,096
Total revenues	27,970,886
Expenses:	
Commissions	23,008,941
Payroll and benefits	5,740,636
Conferences and seminars	1,530,938
Travel	1,453,671
Office expenses	321,423
Occupancy	53,930
Marketing and advertising	7,966
Insurance	56,779
Fulfillment and planners expense	20,611
Communication and data processing	33,007
Licensing fees	1,966
Total expenses	32,229,868
Other income, net	247,887
Net loss	$ (4,011,095)

The accompanying notes are an integral part of these financial statements.

REALTY CAPITAL SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF AMERICAN REALTY CAPITAL II, LLC)
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Members' Capital	Accumulated Members' Deficit	Total
Balance, December 31, 2008	$ 2,995,585	$ (2,715,718)	$ 279,867
Net loss	-	(4,011,095)	(4,011,095)
Contributions	7,056,843	-	7,056,843
Balance, December 31, 2009	$ 10,052,428	$ (6,726,813)	$ 3,325,615

The accompanying notes are an integral part of these financial statements.

REALTY CAPITAL SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF AMERICAN REALTY CAPITAL II, LLC)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

	2009
Cash flows from operating activities:	
Net loss	$ (4,011,095)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities	
Receivables:	
Commissions	(37,486)
Reimbursed expenses	(484,466)
Prepaid expenses	(246,839)
Loans receivable	55,000
Due from parent	(2,179,570)
Accounts payable	(108,014)
Accrued expenses	73,242
Payables to broker-dealers and clearing organizations	840,924
Commissions payable	442,921
Total adjustments	(1,644,288)
Net cash used in operating activities	(5,655,383)
Cash flows from investing activities:	
Purchase of investments	(45,000)
Net cash used in investing activities	(45,000)
Cash flows from financing activities:	
Member contributions	7,056,843
Net cash provided from financing activities	7,056,843
Net increase in cash and cash equivalents	1,356,460
Cash and cash equivalents, beginning of year	374,004
Cash and cash equivalents, end of year	$ 1,730,464

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION

Realty Capital Securities, LLC (the "Company") is a broker-dealer registered with the Securities Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company was established in Delaware on August 29, 2007 as a limited liability company and commenced operations as a FINRA qualified Broker-Dealer on February 25, 2008. The Company is the securities Broker-Dealer for American Realty Capital II's (the "Parent") proprietary products; including a publicly registered non-traded REIT, fixed-income Notes, and wealth management and co-ownership investments. Additionally, the Company serves as the exclusive dealer manager for non-parent proprietary products. Realty Capital Securities, LLC sells securities to qualified investors throughout the United States by means of a national selling network of broker-dealers and registered representatives.

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accountant policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which provides distribution services with respect to selling of a variety of investment products.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and receivables from brokers and dealers. The Company maintains its cash and temporary cash investments in bank deposit and other accounts, the balances of which, at times, may exceed federally insured limits. Exposure to credit risk is reduced by maintaining its banking and brokerage relationships with high credit quality financial institutions.

Securities Transactions and Valuations

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of 90 days or less to be cash equivalents.

Investments

The Company's investment consists of an ownership interest in a private company. The investment is accounted for under the equity method of accounting and, accordingly, is valued at cost plus its proportional share of the profit or loss of the underlying investment.

Commissions

Commission revenues and related expenses are recorded on a trade-date basis as securities transactions occur.

Reimbursed Expenses

The Company includes all reimbursed expenses in gross revenue because the Company is the primary obligator, has discretion in selecting a supplier, and bears all the credit risk of paying the supplier prior to receiving reimbursement from the customer.

Income Taxes

As a limited liability company, the Company is not subject to income taxes. The members report their distributive share of realized income or loss on their individual tax returns. Accordingly, no provision for federal or state income taxes is reflected in the accompanying Statement of Operations.

Marketing and Advertising

The Company expenses the cost of marketing and advertising as incurred. As of December 31, 2009, the Company incurred $210,055 in marketing and advertising expenses.

Subsequent Events

The Company has evaluated subsequent events through February 26, 2010 and concluded that there were no material subsequent events requiring disclosure.

NOTE 3 – LOANS RECEIVABLE

The Company has made interest bearing loans to certain employees. The loans are payable in annual installments over three years and bear interest at a rate commensurate with the 10-year Treasury rate on the date of the loan, approximately 4% as of December 31, 2009. These loans totaled $60,000 as of December 31, 2009. The Company may elect, at its sole discretion, to forego the annual repayment amount. If this election is made, such amount will be charged to compensation expense in the year of such election.

NOTE 4 – INVESTMENTS

The Company entered into an Investment Agreement with Purl Labs LLC ("Purl Labs"), an Arizona limited liability company on December 1, 2009. Purl Labs is the creator of Advisor TLC, a form of software designed to enable advisors in the financial industry to communicate segmented and personalized content to their clients. The Company has agreed to purchase an aggregate of 165,000 Membership Interests (equal to 15%) of Purl Labs issued and outstanding equity interests, for an aggregate purchase price of $250,000. Total purchase price is to be paid in four separate installments based on the successful completion of certain milestones, as defined within the investment agreement for which $45,000 was paid by Realty Capital Securities, LLC upon execution of the agreement. This resulted in the delivery of 29,700 Membership Interests (equal to approximately 3%) of Purl Labs to the Company as of December 31, 2009.

NOTE 5 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company is exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position. The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("Rule15c3-1"), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $217,448 which was $99,986 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was 8.11 to 1.

NOTE 7 – RELATED PARTY TRANSACTIONS

At December 31, 2009, the Company had a $2,197,293 receivable representing amounts owed for expenses paid by the Company on behalf of the Parent.

NOTE 8 – EXPENSE ALLOCATION

Through an agreement with the Parent, the Company is allocated certain operating expenses including occupancy, professional services, communications and data processing, advertising, and employee benefits. During the year ended December 31, 2009, the Company incurred approximately 81% of the shared expenses and the Parent incurred approximately 19% of the expenses.

NOTE 9 – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control has not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

NOTE 10 – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

The Company is exempt from SEC rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

UHY LLP
Certified Public Accountants

53 State Street
Boston, MA 02109

Phone 617-742-7733
Fax 617-742-3528
Web www.uhy-us.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Members of
Realty Capital Securities, LLC
(A Wholly-Owned Subsidiary of American Realty Capital II, LLC)
Boston, Massachusetts

In planning and performing our audit of the financial statements of Realty Capital Securities, LLC (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, Financial Industry Regulation Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Boston, Massachusetts
February 26, 2010

REALTY CAPITAL SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF AMERICAN REALTY CAPITAL II, LLC)
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
DECEMBER 31, 2009

Schedule I

Total members' equity	$	3,325,615
Less: Total non-allowable assets		3,108,167
Net capital before haircuts on securities positions		217,448
Haircuts on securities positions		-
Net capital		217,448
Minimum net capital required ($5,000 or 6-2/3% of aggregate indebtedness, whichever is greater)		117,552
Excess net capital	$	99,896
Aggregate indebtedness	$	1,763,284
Percentage of aggregate indebtedness to net capital		811%

Reconciliataion with Company's Computation
(Included in Part IIA of Form X-17a-5 as of December 31, 2009)

Net capital, as reported in Company's Part IIA (Unaudited)	$	231,413
Adjustments:		
Change due to audit adjustments		2,228,328
Change in non-allowable assets		(2,242,293)
Net capital per above	$	217,448

REALTY CAPITAL SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF AMERICAN REALTY CAPITAL II, LLC)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2009

Schedule II

The Company is exempt from the reserve requirement pursuant to Rule 15c3-3 under paragraph (k)(2)(i).